UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR § 270.17f-2]

1.	Investment Company Act File Number:				Date examination completed:
	811-03213				February 28, 2023
2.	State identification Number:
	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	PUERTO RICO
Other (specify):
3.	Exact name of investment company as specified in registration statement:
Nationwide Variable Insurance Trust
4.	Address of principal executive office (number, street, city, state, zip code):
One Nationwide Plaza: Mail Code: 05-02-210R, Columbus, OH 43215

Report of Independent Accountants

To the Board of Trustees of NVIT J.P. Morgan Digital Evolution Strategy Fund, NVIT J.P. Morgan Innovators Fund, NVIT J.P. Morgan Large Cap Growth Fund, NVIT J.P. Morgan MozaicSM Multi-Asset Fund, NVIT J.P. Morgan U.S. Equity Fund, and NVIT J.P. Morgan US Technology Leaders Fund

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that NVIT J.P. Morgan Digital Evolution Strategy Fund, NVIT J.P. Morgan Innovators Fund, NVIT J.P. Morgan Large Cap Growth Fund, NVIT J.P. Morgan MozaicSM Multi-Asset Fund, NVIT J.P. Morgan U.S. Equity Fund, and NVIT J.P. Morgan US Technology Leaders Fund (six of the series of Nationwide Variable Insurance Trust, referred to herein as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of February 28, 2023. The Funds’ management is responsible for its assertion and the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2023, and with respect to agreement of security purchases and sales, for the period from January 31, 2023 (the date of our last examination), through February 28, 2023:

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Confirmation of all securities of the Funds managed by J.P. Morgan Investment Management, Inc. (“J.P. Morgan”) held by the Depository Trust Company and Euroclear (“depositories”) in book entry form at an omnibus level and review of the reconciliation performed by J.P. Morgan Chase Bank, N.A. (the “Custodian”) for a sample of securities at an omnibus level between the depositories and the books and records of the Custodian;

-	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents

-	Reconciliation of all such securities to the books and records of the Funds and the Custodian

-	Inspection of subsequent cash statements evidencing settlement of all open trades of the Funds managed by J.P. Morgan

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Agreement of 3 security purchases and 2 security sales for NVIT J.P. Morgan Digital Evolution Strategy Fund, 3 security purchases and 3 security sales for NVIT J.P. Morgan Innovators Fund, 16 security purchases and 16 security sales for NVIT J.P. Morgan Large Cap Growth Fund, 16 security purchases and 10 security sales for NVIT J.P. Morgan U.S. Equity Fund, and 5 security purchases and 5 security sales for NVIT J.P. Morgan US Technology Leaders Fund since our last report from the books and records of the Funds to the related trade tickets

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that NVIT J.P. Morgan Digital Evolution Strategy Fund, NVIT J.P. Morgan Innovators Fund, NVIT J.P. Morgan Large Cap Growth Fund, NVIT J.P. Morgan MozaicSM Multi-Asset Fund, NVIT J.P.

Morgan U.S. Equity Fund, and NVIT J.P. Morgan US Technology Leaders Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2023 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of NVIT J.P. Morgan Digital Evolution Strategy Fund, NVIT J.P. Morgan Innovators Fund, NVIT J.P. Morgan Large Cap Growth Fund, NVIT J.P. Morgan MozaicSM Multi-Asset Fund, NVIT J.P. Morgan U.S. Equity Fund, and NVIT J.P. Morgan US Technology Leaders Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

November 8, 2023

November 7, 2023

PricewaterhouseCoopers LLP

Two Commerce Square, Suite 1800

2001 Market Street

Philadelphia, PA 19103

We are providing this letter in connection with your examination related to management of NVIT J.P. Morgan Digital Evolution Strategy Fund, NVIT J.P. Morgan Innovators Fund, NVIT J.P. Morgan Large Cap Growth Fund, NVIT J.P. Morgan U.S. Technology Leaders Fund, NVIT J.P. Morgan MozaicSM Multi-Asset Fund, and NVIT J.P. Morgan U.S. Equity Fund (six of the series of Nationwide Variable Insurance Trust, referred to herein as the “Funds”) assertions included as Attachment (I) that the Funds’ are in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of January 31, 2023, and for the period from July 31, 2022 (the date of your last examination) through January 31, 2023, as of February 28, 2023, and for the period from January 31, 2023 through February 28, 2023, and as of May 31, 2023, and for the period from February 28, 2023 through May 31, 2023, respectively.

We confirm, to the best of our knowledge and belief, as of November 7, 2023, the date of your report, the following representations made to you during your engagement.

1.

We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of January 31, 2023, and for the period from July 31, 2022 (the date of your last examination) through January 31, 2023, as of February 28, 2023, and for the period from January 31, 2023 through February 28, 2023, and as of May 31, 2023, and for the period from February 28, 2023 through May 31, 2023.

2.	We are responsible for complying with the specified requirements and management’s assertion related thereto.

3.	We are responsible for establishing and maintaining effective internal control over compliance with the specified requirements.

4.

We are responsible for the criteria to be used in the evaluation of the Funds’ compliance with the specified requirements and management’s assertion related thereto and for determining that the criteria are suitable, appropriate for the purpose of the engagement, and will be available to the intended users of the report.

5.	All relevant matters are reflected in the evaluation of the Funds’ compliance with the specified requirements and management’s assertion related thereto.

6.	We have made available to you:

a.	all information necessary for purposes of the engagement.

b.	unrestricted access to personnel of the Funds from whom you have requested information.

7.	There are no deficiencies in internal control relevant to the engagement of which we are aware.

8.	We are not aware of any instances of known noncompliance during the period for which management’s assertion was made.

9.	There are no compliance requirements needing clarification that required our interpretation.

10.

There are no communications from regulatory agencies, internal auditors, and any other parties concerning possible noncompliance with the specified requirements, including communications received between January 31, 2023, February 28, 2023, and May 31, 2023 and the date of your reports.

11.	We are not aware of any instances of known noncompliance occurring subsequent to the period for which the management’s assertion was made.

12.

We have no knowledge of any actual, suspected or alleged fraud or noncompliance with laws or regulations affecting the Funds’ compliance with the specified requirements, management’s assertion related thereto, or related parties.

To the best of our knowledge and belief, no events have occurred subsequent to January 31, 2023, February 28, 2023, and May 31, 2023 and through the date of this letter that affect compliance including, but not limited to, known instances of noncompliance and communications received concerning possible noncompliance.

/s/ Kevin Jestice
Kevin Jestice, Principal Executive Officer

/s/ Dave Majewski
Dave Majewski, Treasurer and Principal Financial Officer

Attachment I

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 – January 31, 2023

We, as members of management of NVIT J.P. Morgan Digital Evolution Strategy Fund, NVIT J.P. Morgan Innovators Fund, NVIT J.P. Morgan Large Cap Growth Fund, NVIT J.P. Morgan U.S. Technology Leaders Fund, NVIT J.P. Morgan MozaicSM Multi-Asset Fund, and NVIT J.P. Morgan U.S. Equity Fund (six of the series of Nationwide Variable Insurance Trust, referred to herein as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2023, and from July 31, 2022 through January 31, 2023.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2023, and from July 31, 2022 through January 31, 2023, with respect to securities reflected in the investment account of the Funds.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 – February 28, 2023

We, as members of management of NVIT J.P. Morgan Digital Evolution Strategy Fund, NVIT J.P. Morgan Innovators Fund, NVIT J.P. Morgan Large Cap Growth Fund, NVIT J.P. Morgan U.S. Technology Leaders Fund, NVIT J.P. Morgan MozaicSM Multi-Asset Fund, and the NVIT J.P. Morgan U.S. Equity Fund (six of the series of Nationwide Variable Insurance Trust, referred to herein as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2023, and from January 31, 2023 through February 28, 2023.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2023, and from January 31, 2023 through February 28, 2023, with respect to securities reflected in the investment account of the Funds.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 – May 31, 2023

We, as members of management of NVIT J.P. Morgan Digital Evolution Strategy Fund, NVIT J.P. Morgan Innovators Fund, NVIT J.P. Morgan Large Cap Growth Fund, NVIT J.P. Morgan U.S. Technology Leaders Fund, NVIT J.P. Morgan MozaicSM Multi-Asset Fund, and NVIT J.P. Morgan U.S. Equity Fund (six of the series of Nationwide Variable Insurance Trust, referred to herein as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2023, and from February 28, 2023 through May 31, 2023.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2023, and from February 28, 2023 through May 31, 2023, with respect to securities reflected in the investment account of the Funds.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of NVIT J.P. Morgan Digital Evolution Strategy Fund, NVIT J.P. Morgan Innovators Fund, NVIT J.P. Morgan Large Cap Growth Fund, NVIT J.P. Morgan U.S. Technology Leaders Fund, NVIT J.P. Morgan MozaicSM Multi-Asset Fund, and NVIT J.P. Morgan U.S. Equity Fund (six of the series of Nationwide Variable Insurance Trust, referred to herein as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2023, and from January 31, 2023 through February 28, 2023.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2023, and from January 31, 2023 through February 28, 2023, with respect to securities reflected in the investment account of the Funds.

NVIT J.P. Morgan Digital Evolution Strategy Fund

NVIT J.P. Morgan Innovators Fund

NVIT J.P. Morgan Large Cap Growth Fund

NVIT J.P. Morgan U.S. Technology Leaders Fund

NVIT J.P. Morgan MozaicSM Multi-Asset Fund

NVIT J.P. Morgan U.S. Equity Fund

/s/ Kevin Jestice
Kevin Jestice, Principal Executive Officer

/s/ Dave Majewski
Dave Majewski, Treasurer and Principal Financial Officer